Exhibit 18.1

[PwC Letterhead]

March 29, 2005

Board of Directors

Blockbuster Inc.

1201 Elm Street

Dallas, Texas 75270

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-K filing pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 and issued our report thereon dated March 29, 2005. Note 1 to the consolidated financial statements describes a change in accounting principle from expensing share-based awards with graded vesting periods utilizing a straight-line amortization method to expensing such awards utilizing an accelerated method in accordance with Financial Accounting Standards Board Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.” It should be understood that the preferability of one acceptable method of accounting over another for the expensing of share-based awards with graded vesting periods has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Principles Board Opinion No. 20.

Very truly yours,

/s/ PricewaterhouseCoopers LLP